FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of a Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Act of 1934

For the month of	July	2003
Acetex Corporation
(Translation of registrant’s name into English)
750 World Trade Centre, 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1
(Translation of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F	Form 40-F	X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________]

This Form 6-K consists of a press release announcing Acetex’s results for the six months ended June 30, 2003.

FOR IMMEDIATE RELEASE

ACETEX ANNOUNCES PLANS TO ISSUE SENIOR NOTES

Vancouver, B.C., Canada – July 21, 2003 - Acetex Corporation announced today that it plans to offer US $75 million aggregate principal amount of additional debt securities.  The notes will be offered as additional debt securities under the indenture pursuant to which the Company previously issued US $190,000,000 of 10 7/8% Senior Notes due 2009.

On June 23, 2003, Acetex and AT Plastics Inc. announced that they have entered into a definitive agreement to amalgamate, under which, subject to satisfaction of closing conditions, AT Plastics will become a wholly-owned subsidiary of Acetex.  The Company intends to use the proceeds from this offering, together with a portion of its existing cash, to repay on closing, certain of the outstanding indebtedness of AT Plastics Inc.

The Notes have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

Acetex Corporation is Europe's second largest producer of acetic acid and polyvinyl alcohol and its third largest producer of vinyl acetate monomer.  These chemicals and their derivatives are used in a wide range of applications in the automotive, construction, packaging, pharmaceutical and textile industries. Acetex directs its operations from its corporate head office in Vancouver, Canada and its European head office in Paris, France.  Acetex has plants in France and Spain and sales offices throughout Europe.

For further information contact: Lynn Haycock (604) 688-9600 or via Internet e-mail haycock@acetex.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acetex Corporation (Registrant) By: /s/ “David W. Ross”
Date: July 21, 2003	Name: David W. Ross Title: Corporate Secretary